                                                               Exhibit (a)(1)(i)


           MINOLTA COMMENCES TENDER OFFER FOR MINOLTA-QMS, INC. SHARES

Osaka, Japan and Mobile, AL - October 3, 2000--Minolta Co., Ltd. (Tokyo Stock
Exchange: 7753) and Minolta-QMS, Inc. (NYSE: MQC) announced that Minolta Investments Company, a wholly owned subsidiary of Minolta Co., Ltd., has today commenced a cash tender offer to purchase all the remaining outstanding shares of Minolta-QMS common stock (approximately 5.7 million or 42.9%) for $6.00 per share. The total purchase price for the remaining outstanding shares of Minolta-QMS common stock and options is approximately $40 million (about 4.3 billion Yen). Minolta Investments Company currently owns 7.57 million shares, or approximately 57.1%, of the outstanding stock of Minolta-QMS.

The offer is being made pursuant to a previously announced Agreement and Plan of Merger among Minolta Co., Ltd., Minolta Investments Company and Minolta-QMS. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on October 31, 2000, unless the offer is extended. Following the completion of the tender offer, Minolta Co., Ltd. will acquire any remaining outstanding Minolta-QMS shares in a second step cash merger at the same cash price paid in the tender offer, $6.00 per share.

Commenting on the offer, Edward E. Lucente, President, CEO and Chairman of Minolta-QMS stated, "Minolta Co., Ltd. has been extremely supportive of our market share strategy and our increased investments in new product development over the last year. The offer calls for the payment to our public stockholders of a substantial premium above the recent price of our shares."

Mr. Lucente continued, "The Company's board of directors has approved the offer and the Agreement and Plan of Merger, believes that the offer is in the best interest of Minolta-QMS and its stockholders and recommends that the Company's stockholders accept the offer and tender their shares."

Innisfree M&A Incorporated is acting as the Information Agent in connection with the offer.

                     Minolta Commences Tender Offer for Minolta-QMS, Inc. Shares
                                                                        Page Two


OVERVIEW OF MINOLTA-QMS, INC.:
Name:                   MINOLTA-QMS, Inc.
Location:               1 Magnum Pass, Mobile, Alabama 36618 U. S. A.
Scope of Business:      Approximately $206 million
                        (consolidated net sales in fiscal 1999)
President and CEO:      Edward E. Lucente
Established:            1977 (as QMS, Inc.)
Business Details:       Development, manufacture, and sales of color laser
                        printers, network compatible printers, and others.

OVERVIEW OF MINOLTA CO., LTD.:
Name:                   Minolta Co., Ltd.
Location:               3-13, 2-Chome, Azuchi-Machi, Chuo-Ku, Osaka, Japan
Scope of Business:      Approximately Yen 506 billion
                        (consolidated net sales in fiscal 1999)
President & CEO:        Yoshikatsu Ota
Established:            1928
Business Details:       Development, manufacture, and sales of image information
                        products, optical products, radiometric instruments, and planetarium




MINOLTA CO., LTD. CONTACT:         MINOLTA-QMS, INC. CONTACT:
Dan Gallagher                      Albert A. Butler
Director of Communications         Sr. VP, Finance & Administration and CFO
Minolta Corporation                (334) 634.7739
 (201) 934-5371                    al.butler@minolta-qms.com




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